AFTERMARKET ENTERPRISES, INC.
4339 Santa Fe Road #48-D
San Luis Obispo, California 93401-3306

January 8, 2008

John Fieldsend, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549

Re:          Aftermarket Enterprises, Inc.
File No. 333-141676

Dear Mr. Fieldsend:

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your comment letter dated November 6, 2007, are quoted below and are followed in each case by the Company’s response thereto.  Unless otherwise indicated, the reference immediately preceding the Company’s response indicates the corrected or revised page where the response appears.  We are also forwarding via overnight delivery courtesy copies of this filing along with computer redlined copies.

Dilution, page 10

Comment 1

It does not appear that the amounts presented in the “increase per share attributable to new investors” line item are correct.  Please revise as appropriate.

Response

The items have been revised and also updated to include the September 30, 2007, financial information and revised offering prices and minimums.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 24

Comment 2

We note your response to comment 9 of our letter dated August 15, 2007.  It does not appear, however, that you have discussed your cost of goods and, in particular, your mark-up policy with respect to the products you buy from your suppliers.  Please revise your discussion to briefly explain how you determine your mark-up and how this impacts your ability to make a profit in light of the costs you otherwise discuss here.

Response

The item has been revised.

John Fieldsend, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
January 8, 2008

Financial Statements

General

Comment 3

Please update the financial statements and the related management’s discussion and analysis discussion as needed.  Your financial statements must include a balance sheet as of a date less than 135 days before the effective date of your registration statement.  Refer to Item 310(g) of Regulation S-B.

Response

The financial statements have been updated to include the third quarter, September 30, 2007, financial information.  Additionally, the MD&A and other relevant parts of the registration statement have been updated with the third quarter financial information.

Aftermarket Enterprises, Inc.
Unaudited Consolidated Statements of Operations and Deficit, page F-3

Comment 4

Please tell us why there was no change in reported interest expense from March 31 to June 30, 2007.

Response

The March 31, 2007 financials were incorrect and did not include the interest expense for the quarter.  This amounted to approximately $700.  Management determined that this amount was not material to cause a restatement of the March 31, 2007 financials.  The June 30, 2007 were correctly stated for the interest expense for the six month period then ending.

Comment 5

It appears that Net Loss per Common Share for the six months ended June 30, 2007 should be $0.03 instead of $0.02.  Please revise accordingly or otherwise advise.

Response

The net loss per common share for the six months ended June 30, 2007 was incorrectly reported at $0.02 instead of $0.03.  This has been corrected for future reporting.

Note 1.  Organization and Summary of Significant Accounting Policies, page F-15

Comment 6

Please revise Note 1 to present a separate discussion regarding your accounting policy for Website costs.  In this regard, we note from your disclosure in Note 2 that these costs will be amortized over a life of three years.

Response

Note 1 has been revised to include a footnote disclosing the policy on the website development costs.

John Fieldsend, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
January 8, 2008

Income Taxes, page F-14

Comment 7

Please expand to provide any applicable disclosure under paragraphs 43-49 of SFAS 109.

Response

The income tax footnote has been revised to include appropriate disclosures under paragraphs 43-49 of SFAS 109.

Revenue Recognition, page F-15

Comment 8

We have reviewed your response and expanded disclosure in response to comment 14 in our letter dated August 15, 2007.  Please address the following:

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You indicate in the first sentence of your revised revenue recognition disclosure that revenue is shipped from the supplier which suggests a revenue recognition policy based on FOB shipping point.  However, you then indicate that most products are shipped directly from the manufacturer to the customer and that you maintain the risk and title of these shipments until delivered to the customer.  This disclosure suggest a revenue recognition policy based on FOB destination.  Based on the details of your response to our comment, it appears that the inconsistency in your policy disclosure may be attributable to your use of FOB shipping point for the products shipped by two of your suppliers and the use of FOB destination for the product shipped by your other suppliers.  If so, please further revise your policy disclosure to clarify the differing revenue recognition policies for the different suppliers.  Otherwise, please further revise your policy disclosure to more clearly describe your accounting treatment.

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You indicate in your response that for all standard orders, you wait until the third business day following the “placement of an order” with the supplier before you charge the customer’s credit card and recognize revenue.  Please confirm, if true, that the supplier ships the order on the same day you place an order with the supplier.  Please tell us the process by which you determine that the supplier has made a shipment of the standard order to your customer.  Also tell us if you regularly monitor any lag time between the date of your placement of an order and the supplier’s shipment of the order.

Response

The disclosure has been revised to more clearly describe the company’s revenue recognition policy.

Note 2.  Business Acquisitions, page F-15

Comment 9

We have reviewed your response and expanded disclosure in response to comment 15 in our letter dated August 15, 2007.  Please further expand Note 2 to provide the disclosures required under paragraph 51(e) of SFAS 141.

John Fieldsend, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
January 8, 2008

Response

Note 2 has been revised to provide the disclosures required under paragraph 51(e) of SFAS 141.

Comment 10

We note your disclosure to refer to “Exhibit 1” and “Exhibit 2” for the historical financials of Aftermarket Express, Inc. and the pro forma statements related to the business combination.  However, we note that the financial statements you describe are not identified as “Exhibit 1” or “Exhibit 2.”  Please revise your references in such a manner to more appropriately identify where the financial statements can be located within your filing.  In this regard, please consider avoiding the use of the term “Exhibit” as this is a term generally used to describe information required under Item 601 of Regulation S-B.

Response

The note has been revised to correct references to “Exhibit” and more appropriately identify where the financial statements can be located within the filing.

Note 4.  Related Party Transactions, page F-15

Comment 11

Please expand your disclosure to provide more details regarding the terms of the agreements with two of your major shareholders similar to the disclosure provided on pages 25-26 of your filing.  In your revised disclosure, please clarify the maturity dates of the notes.  In this regard, we note your disclosure on pages 25-26 that the agreements were entered into on August 17, 2006 and have a term of one year.  However, you then disclosure that the notes mature on August 31, 2008.  Please revise.

Response

The disclosure has been revised to provide greater details regarding the terms of the agreements with two of our major shareholders in a manner similar to that provided on pages 25-26 of the previous filing.  In addition, the disclosure has been revised to reflect the conversion of these agreements from debt to common stock.

Note 5.  Restatements, page 16

Comment 12

We note that your Consolidated Statements of Stockholders’ Equity (Deficit) on page F-18 only reflects a column for the original amounts of Additional Paid-in-Capital.  Please revise the table to also include a column for the restated amounts of Additional Paid-in Capital.

Response

Table has been revised to include the column for the restated amounts of Additional Paid-in Capital.

John Fieldsend, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
January 8, 2008

Aftermarket Express, Inc.
Financial Statements

Comment 13

We note from your response to comment 15 in our letter dated August 15, 2007 that you included the audited historical financial statements of Aftermarket Express, Inc. in your filing.  However, we note that the audited historical financial statements only reflects the results of operations for the year ended December 31, 2005 and the interim period from January 1, 2006 to the date of acquisition.  It appears from the information in your filing that the level of significance of this acquisition exceeds 40% and as such, your are required under Item 310(c)(3) of Regulation S-B to include historical financial statements for the two most recent fiscal years and any interim periods specified in Item 310(b) of Regulation S-B.  Accordingly, please revise the historical financial statements of Aftermarket Express, Inc. to include the period ended December 31, 2004 and since you have presented the interim period from January 1, 2006 to August 31, 2006, you must present the comparable prior year interim period from January 1, 2005 to August 31, 2005.  In this regard, note that the comparable prior year interim prior year interim period result of operations may be unaudited.

Response

The historical financial statements of Aftermarket Express, Inc. have been revised.

Note 2. Organization and Summary of Significant Accounting Policies. Page F-28

Comment 14

Please expand your disclosure to include a description of the revenue recognition policy.

Response

The revenue recognition policy has been added to Note 1 of Aftermarket Express, Inc.’s financial statement.

Pro-Forma Consolidated Statement of Operations, page F-30

Comment 15

We note your presentation of pro forma information in response to comment 15 in our letter dated August 15, 2007.  Please address the following:

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Add an introductory paragraph to discuss your acquisition of Aftermarket Express, Inc.  Describe the information presented and indicate that the results of operations are largely derived from the historical financial statements of Aftermarket Express, Inc. presented elsewhere in your filing.  Also include disclosure to indicate that that the pro forma statements of operations have been prepared as if the transaction occurred on August 4, 2006.

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Revise your presentation to include the pro forma results of operations for the period ended June 30, 2007.  In this regard, note that you are required to present the statements of operations for the latest fiscal year and interim period included in your filing.  Refer to Item 310(d) of Regulation S-B.

John Fieldsend, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
January 8, 2008

Response

The pro-forma information has been revised to include an introductory paragraph discussing the acquisition of Aftermarket Express, Inc.  Pro-forma results of operations have also been revised to include the interim period according to Item 310(d) of Regulation S-B.

Signatures, page II-4

Comment 16

We note your response to comment 20 of our letter dated August 15, 2006.  You have not revised your signature block to include the position of principal accounting officer, in addition to the other positions in which he serves.  Please revise.  Refer to Instruction 1 to Signatures for Form SB-2.

Response

The signature block has been revised.

Exhibit 23.2

Comment 17

Please have your auditors provide their consent for their report dated September 18, 2007 relating to the financial statements of Aftermarket Express, Inc. in your next amendment.

Response

The auditors have provided their updated consent for their report dated September 18, 2007 relating to the financial statements of Aftermarket Express, Inc.

If you have further questions or need additional information, please let me know.

Sincerely, AFTERMARKET ENTERPRISES, INC. /s/ Adam Anthony Adam Anthony, CEO